Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No. 333-xxxxx) and related Prospectus of Martha Stewart Living Omnimedia, Inc. for the registration of 2,560,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 3, 2006, with respect to the consolidated financial statements and schedule of Martha Stewart Living Omnimedia, Inc., Martha Stewart Living Omnimedia, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Martha Stewart Living Omnimedia, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005 filed with the Securities and Exchange Commission.
Ernst & Young LLP
New York, New York
November 6, 2006